LETTER TO SHAREHOLDERS

August 9, 2005

It is a pleasure to update the activities of the Company for the recently completed quarter.

During the period we reached several significant milestones. On May 2, 2005, we commenced trading on the Toronto Stock Exchange under the same symbol, VYE. Subsequently, on June 17, 2005, we were offered a “bought” deal financing at $3.25 per share for 5,000,000 shares with a 15% over allotment. The financing was fully subscribed and closed on July 5, 2005, providing gross proceeds of CDN$18,687,500.

This financing will allow the Company to continue to rapidly advance the Gualcamayo project to a production decision.

Work on environmental/permitting and engineering, including geotechnical, continues to advance. We recently completed a new exploration camp and are scheduled to commence construction of a new road which will also serve as the main access route for project construction and operation.

Over the past quarter we have had continued success with our exploration drilling. We have drilled several holes on the western extension of Quebrada del Diablo outside of any previously known resources and are very encouraged by the results. We are also continuing with our regional exploration program and we expect ongoing results from this work later in the third quarter.

I would like to thank you for your continued support and I look forward to reporting on your Company’s progress for the remainder of the year.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.